

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

Gordon Harper
Chief Financial Officer, Controller and Secretary
Armour Residential REIT, Inc.
3001 Ocean Drive
Suite 201
Vero Beach, FL 32963

      Re: **Armour Residential REIT, Inc.**
           Form 10-K for the Fiscal Year Ending December 31, 2023
           Filed March 15, 2024
           File No. 001-34766

Dear Gordon Harper:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction